Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

April 10, 2019

STATE STREET GLOBAL ADVISORS SPDR
As of 03/31/2019

SPDR® Long Dollar Gold Trust

GLDW

Intraday NAV Ticker
GLDWIV

Index Ticker
SOLGLDWE

Fund Inception Date
01/27/2017

Objective
The SPDR® Long Dollar Gold Trust seeks to track the performance of the Solactive GLD® Long USD Gold Index (the "Index"), less fund expenses.

About This Benchmark
The Solactive GLD® Long USD Gold Index ("the Index") combines a long position in physical gold (as represented by the LBMA Gold Price AM) and a long dollar exposure against a basket of non-U.S. currencies comprising the euro (EUR), the Japanese yen (JPY), the British pound (GBP), the Canadian dollar (CAD), the Swedish krona (SEK) and the Swiss franc (CHF).

Total Return

Cumulative	NAV (%)	MARKET VALUE (%)	Solactive GLD Long USD Gold Index (%)
QTD	2.20	2.69	2.32
YTD	2.20	2.69	2.32
Annualized			
1 Year	7.22	6.78	7.76
3 Year	N/A	N/A	N/A
5 Year	N/A	N/A	N/A
Since Fund Inception	3.81	3.63	4.32

	(%)
Gross Expense Ratio‡	0.50

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance. Performance of an index is not illustrative of any particular investment. It is not possible to invest directly in an index.

Advantages

Easily Accessible	Listed on the NYSE Arca.
Secure	Long Dollar Gold Shares represent fractional, undivided interests in the Trust, the sole assets of which are physical gold bullion and, from time to time, cash.
Counters Dollar Strength	Seeks to counter the historically negative correlation between a strengthening dollar and gold prices.
Liquid	Structure allows for baskets to be created and redeemed according to market demand, creating liquidity.
Transparent	There exists a 24-hour global over-the-counter market for gold bullion, which provides readily available market data. The price, holdings and net asset value of Shares, as well as market data for the overall gold bullion market, can be tracked daily at: www.spdrgoldshares.com.
Flexible	Shares are listed on the NYSE Arca (Ticker: GLDW) and trade the same way ordinary stocks do. It is possible to buy or sell Shares continuously throughout the trading day on the exchange at prices established by the market. Additionally, it is possible to place market, limit and stoploss orders for Shares of GLDW.

‡The gross expense ratio is the Trust's annual operating expense ratio. See the Trust's most recent prospectus for a definition of Trust expenses.

spdrs.com

SPDR® Long Dollar Gold Trust    As of 03/31/2019 State Street Global Advisors    Key Facts     Ticker Symbol GLDW CUSIP98149E105 ExchangeNYSE ARCA EXCHANGE Short Sale EligibleYes Margin EligibleYes    Management SponsorWGC USA Asset Management Company, LLC Gold CustodianHSBC Bank plc Marketing AgentState Street Global Advisors Funds Dis- tributors, LLC Administrator BNY Mellon Asset Servicing, a division of The Bank of New York Mellon    Important Risk Information Investing involves risk, and you could lose money on an investment in Long Dollar Gold Trust (“GLDW”). ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. GLDW is subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). U.S. regulation of swap agreements is rapidly changing and is subject to further regulatory developments which could be adverse to GLDW. GLDW’s swap agreements will be subject to counterparty risk and liquidity risk. Currency exchange rates between the U.S. dollar and non-U.S. currencies may fluctuate significantly over short periods of time and may cause the value of GLDW’s investments to decline. GLDW is a passive investment vehicle that is designed to track the Index. GLDW’s performance may deviate from changes in the levels of its Index (i.e., create “tracking error” between GLDW and the Index) for a number of reasons, such as the fees and expenses of GLDW, which are not accounted for by the Index. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. Diversification does not ensure a profit or guarantee against loss. Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to SPDR® Long Dollar Gold Trust (“GLDW”): The SPDR® Long Dollar Gold Trust(“GLDW”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”), and has also filed the prospectus with the National Futures Association, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLDW has filed with the SEC for more complete information about GLDW and this offering. Please see the GLDW prospectus for a detailed discussion of the risks of investing in GLDW shares. When distributed electronically the GLDW prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053. GLDW is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act. GLDW shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLDW shares relates directly to the value of the gold held by GLDW (less its expenses) and the value of a basket (“FX Basket”) comprising the euro, Japanese yen, British pound sterling, Canadian dollar, Swedish krona and Swiss franc (“Reference Currencies”) against the U.S. dollar. A decline in the price of gold and/or an increase in the value of the Reference Currencies comprising the FX basket against the U.S. dollar could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold and the price of each Reference Currency against the U.S. dollar represented by them. GLDW does not generate any income, and as GLDW regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLDW’s Sponsor. GLDWSM is a service mark of WGC USA Asset Management Company, LLC used with the permission of WGC USA Asset Management Company, LLC. Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto. Important Information Relating to Solactive GLD® Long USD Gold Index: GLDW is not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trademark or the Index value at any time or in any other respect. The Index is calculated and published by Solactive AG. Solactive AG uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards GLDW, Solactive AG has no obligation to point out errors in the Index to third parties including but not limited to investors in and/or financial intermediaries transacting in or with GLDW. Neither publication of the Index by Solactive AG nor the licensing of the Index or Index trademark for the purpose of use in connection with GLDW constitutes a recommendation by Solactive AG to invest capital in GLDW nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in GLDW. For more information, please contact the Marketing Agent for GLDW: State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210; T: +1 866 320 4053; spdrgoldshares.com                Not FDIC Insured • No Bank Guarantee • May Lose Value    Tracking Number: 2456232.1.1.AM.RTL Expiration Date: 07/31/2019 ETF-GLDW 20190403/14:04

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed its prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.